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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69118

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING ___**JANUARY 1, 2020**___ AND ENDING ___**DECEMBER 31, 2020**___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **ADVANCED STRATEGIES BROKER DEALER, LLC**

OFFICAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

1308 DALLAS ROAD
(No. and Street)

CHATTANOOGA	**TN**	**37405**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHARLES BIKAS   **423-265-4353**
                                                                                                (Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are required to respond unless
the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **CHARLES BIKAS**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **ADVANCED STRATEGIES BROKER DEALER, LLC**, as of **DECEMBER 31, 2020** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Charl Bik
Signature

CCO
Title



Public Notary

A. HOPE SCHAEFER
STATE OF TENNESSEE NOTARY PUBLIC
HAMILTON COUNTY

My Commission Expires
November 7, 2021

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Advanced Strategies Broker Dealer LLC
Financial Statements
For the Year Ended
December 31st, 2020
With
Independent Auditor's Report



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Advanced Strategies Broker Dealer LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Advanced Strategies Broker Dealer LLC as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Advanced Strategies Broker Dealer LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Advanced Strategies Broker Dealer LLC's management. Our responsibility is to express an opinion on Advanced Strategies Broker Dealer LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Advanced Strategies Broker Dealer LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Advanced Strategies Broker Dealer LLC's financial statements. The supplemental information is the responsibility of Advanced Strategies Broker Dealer LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Advanced Strategies Broker Dealer LLC's auditor since 2020.

Maitland, Florida

February 25, 2021

Advanced Strategies Broker Dealer LLC
Statement of Financial Condition
December 31, 2020

ASSETS

Cash	$13,795
Prepaid Expenses	314
Receivable from Broker	521
Receivable from Mutual Funds	1,395
Total Assets	$16,025

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

PPP Loan	3900
Due to Member	47
Due to Brokers	912
Total Liabilities	4859
MEMBER'S EQUITY	11,166
Total Liabilities and Member's Equity	$16,025

The accompanying notes are an integral part of these financial statements

Advanced Strategies Broker Dealer LLC
Statement of Operations
For the Year Ended December 31, 2020

REVENUES		
	Mutual Fund Fees - 12b1	$ 8,756
	Commissions - Mutual Fund and Variable Annuity Sales	13,013
	Fees from Brokers	1,491
	Total Revenues	23,260
EXPENSES		
	Commissions	13,773
	Occupancy	359
	Communications	2,682
	Other Operating Expenses	15,910
	Total Expenses	32,724
NET INCOME (Loss)		$ (9,464)

The accompanying notes are an integral part of these financial statements

Advanced Strategies Broker Dealer LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:

Adjustments to Reconcile Net Income to Net Cash Provided by Operations:

Net Income	($9,464)
Accounts Receivable	315
Prepaid Expenses	1,686
Due to Member	(3)
Due to Brokers	204
NET CASH PROVIDED BY OPERATING ACTIVITIES	($7,262)

CASH FLOW FROM FINANCING ACTIVITIES

PPP Loan	3900
Member withdrawals	(1,900)
Member contributions	2927
NET CASH PROVIDED BY FINANCING ACTIVITIES	4,927
NET INCREASE IN CASH	($2,335)

CASH BALANCE

Beginning of Period	16,130
End of Period	13,795

The accompanying notes are an integral part of these financial statements

Advanced Strategies Broker Dealer LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2020

Beginning Balance, December 31, 2019	$	19,604
		-
2020 Net Income		(9,464)
2020 Contributions		2926
2020 Distributions		(1900)
Ending Balance, December 31, 2020	$	11,166

The accompanying notes are an integral part of these financial statements

Advanced Strategies Broker Dealer LLC
Notes to Financial Statements
December 31, 2020

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Advanced Strategies Broker Dealer, LLC (the "Company"), a limited liability company, was organized in June 2012 and became a broker-dealer in August 2013. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

As a Limited Liability Company, the Member's liability is limited to this investment.

The Company's primary business is brokerage of mutual funds and variable annuities, and it operates under the provisions of paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company operates from an office located in Chattanooga, Tennessee and its customers are primarily in Tennessee, Georgia and North Carolina.

Cash and Cash Equivalents: For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2020, the Company had no uninsured cash balances.

Income Taxes: The Company is a sole proprietorship for income tax reporting purposes. Income or losses flow through to the member and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Advanced Strategies Broker Dealer LLC
Notes to Financial Statements
December 31, 2020

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED...

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition:

Commissions:

Brokerage Commissions. The Company buys and sells mutual funds and insurance products on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Distribution Fees: The company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as in a combination thereof. Ther Company believes that its performance obligation is the sales of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Advanced Strategies Broker Dealer LLC
Notes to Financial Statements
December 31, 2020

Significant Judgements:

Revenue from contracts with customer includes fees from investment banking.
The recognition and measurement of revenue is based on the assessment
of individual contract terms. Significant judgement is required to determine
whether performance obligations are identified; when to recognize revenue
based on the appropriate measure of the Company's progress under the
contract; whether revenue should be presented gross or net of certain
costs; whether contraints on variable consideration should be applied due to
uncertain future events.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized
obligations receivable in accordance with the terms agreed upon with each mutual fund
or insurance company.

The carrying amount of the accounts receivable is reduced by a valuation allowance that
reflects management's best estimate of the amounts that will not be collected.
Management individually reviews all deliquent accounts receivable balances and based
on assessment of the current credit worthiness, estimates the portion, if any, of the
balance that will not be collected. Generally, receivables are believed to be fully
collectible; accordingly, no allowance for doubtful accounts is reflected in the
accompanying financial statements.

Subsequent Events: Subsequent events were evaluated through
the date the financial statements were issued. The company has no events and transactions
that will require disclosure.

NOTE B - NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange
Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of
minimum net capital and requires that the ratio of aggregate indebtedness to net capital,
both as defined, shall not exceed 15 to 1. At December 31, 2020 the Company had net
capital of $10,331 which was $5,331 in excess of its required net capital of $5,000 and its
ratio of aggregate indebtedness to net capital was .0928.

NOTE C - PPP LOAN

The Company was granted a PPP loan on August 6th, 2020 in the amount of $3,900.
As of February 20th, 2020 it has not been determined if this loan will be forgivable.

NOTE D - RELATED PARTY

The Company has an expense sharing agreement with its Member. Under the terms of the agreement, the Company pays the Member for certain costs provided to the Company, primarily utility expenses for the office premise provided. The amount expensed for the year ended December 31, 2020 was approximately $560. The balance due to the Member on the accompanying statement of financial condition arose from this agreement.

NOTE E - COMMITMENTS AND CONTINGENCIES

The company does not have any commitments or contingencies.

NOTE F - SUBSEQUENT EVENTS

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.

page 4 of 4

Advanced Strategies Broker Dealer LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission Act of 1934
As of December 31, 2020

NET CAPITAL:

Total Member's Equity	$	11,166
Less:		
Accounts Receivable from Brokers		(521)
Prepaid Expenses		(314)
Net Capital Before haircuts		10,331
Less haircuts		
Net Capital		10,331
Minimum Net Capital Required		5,000
Excess Net Capital		5,331
Aggregate Indebtedness		959
Minimum Net Capital Required Based on Aggregate Indebtedness	$	64
Ratio of Aggregate Indebtedness to Net Capital		0.0928

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED
IN PART IIA OF FORM X-17a-5 AS OF DECEMBER 31, 2020

There is no material difference between net capital as reported on
Form X-17A-5 and net capital as computed above.

Advanced Strategies Broker Dealer LLC

Schedule II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

Advanced Strategies Broker Dealer LLC

Schedule III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

The company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Advanced Strategies Broker Dealer LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Advanced Strategies Broker Dealer LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Advanced Strategies Broker Dealer LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (exemption provisions) and (2) Advanced Strategies Broker Dealer LLC stated that Advanced Strategies Broker Dealer LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Advanced Strategies Broker Dealer LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Advanced Strategies Broker Dealer LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

February 25, 2021

Advanced Strategies Broker Dealer LLC
1308 Dallas Road
Chattanooga, TN 37405

E-Mail
cbikas@asbdllc.com

Cell Phone
(423) 580-4307

VIA Mail

John Pantuso
Senior Accountant
Ohab and Company, P.A.
100 E. Sybelia Avenue, Suite 130
Maitland, FL 32751

Advanced Strategies Broker Dealer LLC Exemption Report for 2020 Annual Audit

Dear Mr. Pantuso,

Advanced Strategies Broker Dealer LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(1).

The Company met and identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Advanced Strategies Broker Dealer LLC
I, Charles Bikas, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____

Charles Bikas

Managing Member

Date of Report: February 24th, 2021